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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

                                      10-Q

                       For period ended December 31, 2001

                                     PART I
                             REGISTRANT INFORMATION

                         Galaxy Nutritional Foods, Inc.
                               2441 Viscount Row
                               Orlando, FL  32809

                                    PART II
                             RULE 12B-25(b) AND (c)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

The Company is waiting to obtain certain documents from its lenders before it can file its Form 10Q for the quarter ended December 31, 2001. The Company anticipates that it will receive these documents and the Form 10Q will be filed within the 5-day extension period.

                                    PART IV
                               OTHER INFORMATION

(1)  Contact:  LeAnn Hitchcock, CFO                 (407)855-5500 ext. 113

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                     X - Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                     X - No

Galaxy Nutritional Foods has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 13, 2002                        /s/Angelo S. Morini
                                               -------------------
                                               Angelo S. Morini
                                               Chairman, Chief Executive Officer
                                               and President
                                               (Principal Executive Officer)


Date: February 13, 2002                        /s/ LeAnn Hitchcock
                                               -------------------
                                               LeAnn Hitchcock
                                               Chief Financial Officer
                                               (Principal Accounting Officer)